UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

August 18, 2021

Date of Report (Date of earliest event reported)

Mountain Crest Acquisition Corp. II

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-39864	85-3472546
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

311 West 43rd Street, 12th Floor New York, New York	10036
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (646) 493-6558

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units	MCADU	The Nasdaq Stock Market LLC
Common Stock	MCAD	The Nasdaq Stock Market LLC
Rights	MCADR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events

As previously disclosed, on April 6, 2021, Mountain Crest Acquisition Corp. II (Nasdaq: MCAD) (“Mountain Crest II”), a special purpose acquisition company entered into a definitive merger agreement with Better Therapeutics, Inc. (“Better Therapeutics”) for a proposed business combination (the “Business Combination”).

On August 18, 2021, Better Therapeutics entered into a $50.0 million secured term loan agreement with Hercules Capital, Inc. (“Hercules”). The term loan has a maturity date of August 1, 2025, which can be extended to February 1, 2026, and is secured by substantially all of Better Therapeutics’ assets. Payments due for the term loan are interest-only until March 1, 2023 (subject to extension to September 1, 2023 or September 1, 2024 upon the achievement of certain milestones), after which principal shall be repaid in equal monthly installments. Interest is payable monthly in arrears. The outstanding principal bears interest at the greater of (a) 8.95% or (b) 8.95% plus the prime rate minus 3.25%. Prepayment of the outstanding principal is permitted under the secured term loan agreement and subject to certain prepayment fees. In connection with the secured term loan agreement, Better Therapeutics paid an initial facility charge of $212,500. In addition, Better Therapeutics will be required to pay an end of term charge of the greater of (a) $892,500 and (b) 5.95% of the aggregate outstanding principal upon repayment of the loan. The secured term loan agreement contains customary representations, warranties, non-financial covenants, and events of default. Better Therapeutics is permitted to borrow the loans in four tranches based on the completion of certain milestones which include, as set forth more fully in the secured term loan agreement: (i) $15.0 million upon the closing of the Business Combination, (ii) $10.0 million when Better Therapeutics achieves certain positive clinical trial results sufficient to submit a de-novo classification request with respect to BT-001, (iii) $10.0 million when Better Therapeutics has received FDA approval for such marketing of BT-001 for the improvement of glycemic control in people with type 2 diabetes and received, prior to March 15, 2023, net cash proceeds of at least $40.0 million dollars from equity financings, and (iv) $15.0 million on or before June 15, 2023, subject to Hercules’, approval.

Additional Information

In connection with the proposed business combination between Mountain Crest II and Better Therapeutics, Mountain Crest II has filed a registration statement on Form S-4 containing a proxy statement/prospectus (the “Form S-4”) with the Securities and Exchange Commission (the “SEC”). The Form S-4 includes a proxy statement to be distributed to holders of Mountain Crest II’s common stock in connection with Mountain Crest II’s solicitation of proxies for the vote by Mountain Crest II’s shareholders with respect to the proposed transaction and other matters as described in the Form S-4, as well as the prospectus relating to the offer of securities to be issued to Better Therapeutics’ stockholders in connection with the proposed business combination. After the Form S-4 has been declared effective, Mountain Crest II will mail a definitive proxy statement, when available, to its stockholders. Investors and security holders and other interested parties are urged to read the Form S-4, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Mountain Crest II, Better Therapeutics and the proposed business combination. Additionally, Mountain Crest II will file other relevant materials with the SEC in connection with the business combination. Copies of these documents may be obtained free of charge at the SEC's web site at www.sec.gov. Securityholders of Mountain Crest II are urged to read the Form S-4 and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information.

Participants in the Solicitation

Mountain Crest II and its directors and executive officers may be deemed participants in the solicitation of proxies with respect to the proposed business combination under the rules of the SEC. Securityholders may obtain more detailed information regarding the names, affiliations, and interests of certain of Mountain Crest II’s executive officers and directors in the solicitation by reading Mountain Crest II’s Form S-4 and other relevant materials filed with the SEC in connection with the proposed business combination. Information about Mountain Crest II’s directors and executive officers and their ownership of Mountain Crest II common stock is set forth in Mountain Crest II’s annual report on Form 10-K for the year ended December 31, 2020, dated March 30, 2021, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of that filing. Other information regarding the interests of Mountain Crest II’s participants in the proxy solicitation, which in some cases, may be different than those of their stockholders generally, are set forth in the Form S-4 relating to the proposed business combination. These documents can be obtained free of charge at the SEC's web site at www.sec.gov.

Better Therapeutics and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Mountain Crest II in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination are included in the Form S-4 for the proposed business combination.

Non-Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This Current Report on Form 8-K contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements regarding the delivery of cognitive behavioral therapy and/or prescription digital therapeutics, or PDTs, by Better Therapeutics to address the root causes of type 2 diabetes and other cardiometabolic diseases; development of a proprietary platform and software-based solutions for treatment of type 2 diabetes, heart disease and other conditions; achievement of changes in neural pathways of the brain and lasting changes in behavior through cognitive behavioral therapy delivered by Better Therapeutics’ PDTs; the capability of Better Therapeutics to address the underlying causes of certain diseases and its related potential to improve patient health while lowering healthcare costs; the potential for Better Therapeutics’ clinically validated mobile applications to be prescribed by physicians and reimbursed like traditional medicines; potential and significance of the results of the potentially pivotal study of BT-001 or any clinical or other trial; the potential success of BT-001 as a prescribed treatment used under physician supervision for people with uncontrolled type 2 diabetes; the possibility for the results of the potentially pivotal study to support a regulatory submission for marketing authorization from the FDA; the potential timing of Better Therapeutics’ expected progress towards developing and obtaining FDA approval for its products, related research and validation studies; the future financial stability, strength or success of Better Therapeutics; the successful or positive impact that any financing transaction may have on Better Therapeutics’ business, including advancing Better Therapeutics’ pipeline of additional PDTs for other behavior-driven cardiometabolic diseases; statements as to the expected timing, completion and effects of the merger, any financing or debt transaction. In addition, any statements that refer to projections (including EBITDA, adjusted EBITDA, EBITDA margin and revenue projections), forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking. Any forward-looking statements in this Current Report on Form 8-K are based on management’s current expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, the risk that the FDA may not be satisfied with the design of any of Better Therapeutics’ studies and trials, and even satisfied, payers may not reimburse BT-001, if approved, the risk that the results of previously conducted studies will not be repeated or observed in ongoing or future studies involving our product candidates, the risk that the current COVID-19 pandemic will impact Better Therapeutics’ platform validation, product testing, the timing of the Better Therapeutics’ submission of the BT-001 for marketing approval from the FDA and other operations, and the risk that the Merger, any financing or debt transaction may not be completed in a timely manner or at all. For a discussion of other risks and uncertainties, and other important factors, any of which could cause Better Therapeutics’ actual results to differ from those contained in the forward-looking statements, see the section entitled “Risk Factors” in Mountain Crest II’s filings on file with the Securities and Exchange Commission, available at the Securities and Exchange Commission’s website at www.sec.gov, and as well as discussions of potential risks, uncertainties and other important factors in Mountain Crest II and/or Better Therapeutics’ subsequent/future filings, if any, with the Securities and Exchange Commission. All information in this Current Report on Form 8-K is as of the date of the release, and the Company undertakes no duty to update this information unless required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 24, 2021

MOUNTAIN CREST ACQUISITION CORP. II

By:	/s/ Dong Liu
Name:	Dong Liu
Title:	Chief Financial Officer